Exhibit 99.4
REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
(established in the People’s Republic of China with limited liability)
We have audited the accompanying balance sheets of Jilin Chemical Industrial Company Limited (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2005 and the consolidated profit and loss account, consolidated cash flow statement and consolidated statement of changes in shareholders’ equity of the Group for the year then ended. These financial statements set out on pages 2 to 59 are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion the financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2005 and of the results of operations and cash flows of the Group for the year then ended in accordance with International Financial Reporting Standards.
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong,
June 7, 2006

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the Year Ended December 31, 2005
(Amounts in thousands except for per share data)

			2004
	Notes	2005	(Note2(a))
		RMB	RMB

Turnover	4, 28	33,703,780	31,857,423

Cost of sales		(34,157,267)	(28,821,880)

Gross (loss) / profit		(453,487)	3,035,543

Distribution costs		(16,336)	(24,586)
Administrative expenses		(502,034)	(440,660)
Other operating (expenses)/income, net		(44,683)	22,731

Operating (loss) / profit	5	(1,016,540)	2,593,028

Interest expense	7	(165,279)	(270,071)
Interest income		1,153	1,753
Exchange loss		(1,131)	(19,337)
Exchange gain		49,263	10,685
Share of profit of a jointly controlled entity	15	13,881	36,113
Share of profit of an associated company	16	1,719	4,397

(Loss) / profit before taxation		(1,116,934)	2,356,568
Taxation	9	383,353	171,418

(Loss) / profit for the year		(733,581)	2,527,986

Attributable to:
Equity holders of the Company	10	(733,325)	2,544,510
Minority interest		(256)	(16,524)

		(733,581)	2,527,986

Basic and diluted (loss) / earnings per share for (loss) / profit attributable to the equity holders of the Company during the year	11	(RMB0.21)	RMB 0.71

Dividend	12	—	—

The accompanying notes are an integral part of these financial statements.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
CONSOLIDATED BALANCE SHEET
As of December 31, 2005
(Amounts in thousands)

			2004
	Notes	2005	(Note2(a))
		RMB	RMB

NON-CURRENT ASSETS

Property, plant and equipment	13	8,634,509	9,368,990
Interests in a jointly controlled entity	15	79,716	89,835
Investment in an associated company	16	11,024	9,305
Intangible assets	17	422,902	515,047
Deferred income tax assets	26	555,997	283,202
Prepaid tax		14,533	—

		9,718,681	10,266,379

CURRENT ASSETS

Inventories	18	1,878,703	2,606,053
Accounts receivable	19	283,341	265,245
Prepaid expenses and other current assets	20	100,966	441,891
Cash and cash equivalents	21	8,847	14,629

		2,271,857	3,327,818

CURRENT LIABILITIES

Accounts payable and accrued liabilities	22	4,809,589	4,429,686
Current income tax liabilities		72	113,079
Short-term borrowings	23	2,223,168	3,086,075

		7,032,829	7,628,840

NET CURRENT LIABILITIES		(4,760,972)	(4,301,022)

TOTAL ASSETS LESS CURRENT LIABILITIES		4,957,709	5,965,357

EQUITY

Equity attributable to equity holders of the Company
Share capital	24	3,561,078	3,561,078
Reserves	25	2,096,713	2,099,858
Accumulated losses		(1,336,050)	(605,870)

		4,321,741	5,055,066
Minority interest		570	14,276

Total equity		4,322,311	5,069,342

NON-CURRENT LIABILITIES

Long-term borrowings	23	635,398	896,015

		4,957,709	5,965,357

The accompanying notes are an integral part of these financial statements.

Director	Director

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
BALANCE SHEET
As of December 31, 2005
(Amounts in thousands)

			2004
	Notes	2005	(Note2(a))
		RMB	RMB

NON-CURRENT ASSETS

Property, plant and equipment	13	8,456,050	9,181,390
Subsidiaries	14	34,994	70,330
Interests in a jointly controlled entity	15	60,066	60,066
Investment in an associated company	16	11,024	9,305
Intangible assets	17	422,902	515,047
Deferred income tax assets	26	555,997	283,202
Prepaid tax		14,533	—

		9,555,566	10,119,340

CURRENT ASSETS

Inventories	18	1,854,745	2,566,518
Accounts receivable	19	418,972	332,025
Prepaid expenses and other current assets	20	78,485	415,445
Cash and cash equivalents	21	8,338	11,819

		2,360,540	3,325,807

CURRENT LIABILITIES

Accounts payable and accrued liabilities	22	4,721,842	4,335,663
Current income tax liabilities		—	113,035
Short-term borrowings	23	2,223,168	3,041,435

		6,945,010	7,490,133

NET CURRENT LIABILITIES		(4,584,470)	(4,164,326)

TOTAL ASSETS LESS CURRENT LIABILITIES		4,971,096	5,955,014

SHAREHOLDERS’ EQUITY

Share capital	24	3,561,078	3,561,078
Reserves	25	2,091,173	2,092,146
Accumulated losses		(1,316,553)	(594,225)

		4,335,698	5,058,999

NON-CURRENT LIABILITIES

Long-term borrowings	23	635,398	896,015

		4,971,096	5,955,014

The accompanying notes are an integral part of these financial statements.

Director	Director

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended December 31, 2005
(Amounts in thousands)

			2004
	Notes	2005	(Note2(a))
		RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES	27	1,475,895	3,074,779

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures		(425,593)	(642,091)
Dividends received from a jointly controlled entity	15	24,000	—
Purchase of intangible assets	17	(4,417)	(40)
Proceeds from disposal of property, plant and equipment and intangible assets		47,857	74,289

NET CASH USED FOR INVESTING ACTIVITIES		(358,153)	(567,842)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings		7,623,870	9,004,241
Repayments of borrowings		(8,747,394)	(11,532,048)

NET CASH USED FOR FINANCING ACTIVITIES		(1,123,524)	(2,527,807)

Decrease in cash and cash equivalents		(5,782)	(20,870)
Cash and cash equivalents at beginning of year		14,629	35,499

Cash and cash equivalents at end of year	21	8,847	14,629

The accompanying notes are an integral part of these financial statements.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the Year Ended December 31, 2005
(Amounts in thousands)

	Attributable to equity holders
	of the Company
	Share	Accumulated			Minority
	capital	losses	Reserves	Sub-total	interest	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2004 as previously represented	3,561,078	(3,151,353)	2,100,831	2,510,556	—	2,510,556

Reclassification as a result of the adoption of revised IAS 1 and IAS 27 (Note2(a))	—	—	—	—	30,800	30,800

Balance at January 1, 2004	3,561,078	(3,151,353)	2,100,831	2,510,556	30,800	2,541,356

Profit for the year	—	2,544,510	—	2,544,510	(16,524)	2,527,986

Transfer to accumulated losses on realisation of revaluation reserve	—	973	(973)	—	—	—

Balance at December 31, 2004	3,561,078	(605,870)	2,099,858	5,055,066	14,276	5,069,342

Loss for the year	—	(733,325)	—	(733,325)	(256)	(733,581)

Transfer to accumulated losses on realisation of revaluation reserve	—	973	(973)	—	—	—

Liquidation of a subsidiary	—	—	—	—	(13,450)	(13,450)

Other transfers	—	2,172	(2,172)	—	—	—

Balance at December 31, 2005	3,561,078	(1,336,050)	2,096,713	4,321,741	570	4,322,311

The accompanying notes are an integral part of these financial statements.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
1	CORPORATE INFORMATION

Jilin Chemical Industrial Company Limited (the “Company”) was established in the People’s Republic of China (the “PRC”) on December 13, 1994 as a joint stock limited company to hold the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary (“Contributed Net Assets”) of Jilin Chemical Industrial Corporation (the “Predecessor”), which was then a state-owned enterprise controlled by and under the administration of the Jilin Provincial Government.

In connection with the aforesaid restructuring (“Restructuring”), the Contributed Net Assets of the Predecessor as of September 30, 1994 were taken over by the Company from the Predecessor at a valuation which reflected their then current fair values on October 1, 1994 in consideration for which 2,396,300,000 shares in the form of state-owned shares, with a par value of Rmb 1.00 each, were issued by the Company to the Predecessor. The Predecessor was then renamed Jilin Chemical Group Corporation (“JCGC”) and became the Company’s then ultimate holding company.

Effective from July 1, 1998, pursuant to a directive issued by the PRC State Council on May 12, 1998, the oil and petrochemical industry in the PRC was restructured and JCGC became a wholly-owned subsidiary of China National Petroleum Corporation (“CNPC”), a state-owned enterprise established in the PRC. Following the aforesaid restructuring, CNPC became the ultimate holding company of the Company through its control of JCGC.

According to an announcement relating to the corporate restructuring of the CNPC Group in November 1999, JCGC transferred all of the state-owned shares held in the Company together with certain assets and businesses of JCGC to PetroChina Company Limited (“PetroChina”), a wholly-owned subsidiary of CNPC which was established on November 5, 1999. Accordingly, PetroChina replaced JCGC to become the immediate holding company of the Company.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

In 2005, the Group adopted the newly revised IFRS listed below, which is relevant to its operations. The 2004 comparative numbers have been amended as required, in accordance with the relevant requirements. The adoption of these IFRS revisions did not result in substantial changes to the Group’s accounting policies. In summary:

—IAS 1 and 27 (both revised in 2003) affected the presentation of minority interest. IAS 1 (revised in 2003) also has affected the presentation of associate profit sharing and requires the disclosure of critical accounting estimates.

—IAS 2, 8, 10, 16, 17, 21, 32, 33 (all revised in 2003) and 39 (revised in 2004) and IFRS 2 had no material effect on the Group’s policies.

—IAS 24 (revised in 2003) affected the identification of related parties and related-party disclosures. (Note 2(r) and 29)

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(a)	Basis of preparation (continued)

—IAS 27, 28 and 31 (all revised in 2003) affected the accounting for investment in associates and joint ventures in the separate financial statement of the Company. The investment is accounted for at cost rather than using equity method, which was used in prior years. As a result, the balance sheet of the Company as of December 31, 2004 and the related notes that are included in the financial statements have been restated. Compared with the previously reported numbers, investment in a jointly controlled entity and retained earnings as of December 31, 2004 have been reduced by RMB 29,769 to reflect this restatement. Investment in an associated company as of December 31, 2004 has been restated to RMB 9,305 (including cost of RMB 20,042 and impairment of RMB 10,737).

—IFRS 5 has resulted in a change in the accounting policy relating to the recognition of assets held for sale or discontinued operation, which did not have any material impact on the results and financial positions of the Group as the Group did not hold material assets in this category during the years presented.

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Group has the power to govern the financial and operating policies and generally accompanying an interest of more than 50 percent of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The results of operations of subsidiaries are included in the consolidated profit and loss account, and the share attributable to minority interests is excluded from the results attributable to shareholders. Intercompany balances, transactions and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group’s principal subsidiaries is set out in Note 14.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(c)	Investments in associated companies

Associated companies are entities in which the Group holds, or over which the Group has significant influence, but which it does not control and generally accompanying a shareholding between 20% and 50% of the voting rights. Investments in associated companies are accounted for using the equity method in the consolidated financial statements of the Company. Such equity interests are initially recognised at cost and their carrying amount is increased or decreased to recognise the Group’s share of the profits or losses of the associated Company after the date of acquisition and changes in equity that have not been included in the income statement. Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group’s interest in the associated companies; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an associated company equals or exceeds its interest in the associated company including any other unsecured receivables, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associated company.

Investment in an associated company is accounted for at cost in the Company’s financial statements.

Details of the Group’s associated company are shown in Note 16.

(d)	Interests in jointly controlled entities

A jointly controlled entity is a joint venture between two or more venturers whose rights and obligations with respect to the venture are specified in a contractual joint venture agreement which gives the venturers joint control over the venture and in which no single venturer is in a position to control, unilaterally, the activities of the venture.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(d)	Interests in jointly controlled entities (continued)

The Group’s interests in jointly controlled entities are accounted for using the equity method in the consolidated financial statements of the Company. Such equity interests are initially recognised at cost and their carrying amount is increased or decreased to recognise the Group’s share of the profits or losses of the joint venture after the date of acquisition and changes in equity that have not been included in the income statement. Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entities; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Interests in jointly controlled entities are accounted for at cost in the Company’s financial statements.

Details of the Group’s jointly controlled entity are shown in Note 15.

(e)	Foreign currency translations

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“the functional currency”). The consolidated financial statements are presented in Renminbi, which is the functional and presentation currency of all companies in the Group.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated profit and loss account. Monetary assets and liabilities are translated at balance sheet date exchange rates.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Property, plant and equipment

Property, plant and equipment are initially recorded at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs directly incurred to bring the asset to working condition for its intended use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts less accumulated depreciation and accumulated impairment losses, if any. Revaluations are performed by independent qualified valuers on a regular basis. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of property, plant and equipment are credited to revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the consolidated profit and loss account. The difference between depreciation based on the revalued carrying amount of the asset (the depreciation charged to the consolidated profit and loss account) and depreciation based on the asset’s original cost is transferred from revaluation reserve to accumulated losses.

Depreciation to write off the cost or revalued amount of each asset to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings	10-45 years
Plant and machinery	10-28 years
Equipment	8-28 years
Motor vehicles	12 years
Assets under construction represent capital assets under construction or installation and are stated at cost. No depreciation is provided for construction in progress until they are completed and available for use.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(f)	Property, plant and equipment (continued)

Property, plant and equipment are reviewed for impairment losses whenever there is an indication that they may be impaired. If such an indication exists, the carrying amount of an individual asset is compared with its recoverable amount, which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant and equipment are determined by reference to their carrying amount and proceeds, and are taken into account in determining net profit. On disposals of revalued assets, amounts in revaluation reserve relating to these assets are transferred to accumulated losses.

Interest costs on borrowings to finance the construction of property, plant and equipment, together with exchange differences arising from foreign currency borrowings to the extent that they are adjustments to interest costs, are capitalised during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Costs for planned major maintenance activities are expensed as incurred except for costs of components that result in improvements and betterments which are capitalised as part of property, plant and equipment and depreciated over their useful lives, which is generally the period until the next scheduled major maintenance.

(g)	Intangible assets
(i)	Technical know-how

The purchase costs of technical know-how relate to certain production facilities and are included as part of the total contract price of the construction contract and are distinguishable. They are capitalised as intangible assets at cost, unless they are acquired in a business combination that is an acquisition in which case they are recorded at fair value. They are amortised using the straight-line method over the estimated useful life of 10 years, starting from the date when the underlying facilities are completed and ready for their intended use.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(g)	Intangible assets (continued)
(i)	Technical know-how (continued)

Technical know-how is not revalued and its carrying amount is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognised in the consolidated profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

(ii)	Land use rights

Land use rights acquired as part of a business combination that is an acquisition are recorded at fair value less subsequent accumulated amortisation. Fair value is determined based on valuation performed by independent valuers.

Land use rights are amortised using the straight-line method over their lease terms of 50 years.

Land use rights are not revalued and their carrying amount is reviewed for impairment whenever there is an indication that they may be impaired. If such an indication exists, the carrying amount of a land use right is compared with its recoverable amount which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the land use right and from its ultimate disposal. When the carrying amount of a land use right is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.
(h)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers. The amount of the provision is recognised in the consolidated profit and loss account.

(j)	Cash and cash equivalents

Cash and cash equivalents are carried on the balance sheet at cost and comprise cash in hand and bank deposits with maturities of three months or less from the time of purchase.

(k)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(l)	Borrowings

Borrowings are recognised initially at the fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the consolidated profit and loss account over the period of the borrowings.

Borrowings are classified as current liabilities unless the Group had an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(m)	Revenue recognition

Revenue comprises the sale of petroleum products, petrochemical and organic chemical products, chemical fertilisers and inorganic chemicals, synthetic rubber products and other products and services. Sales are recognised upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognised only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(n)	Research and development expenses

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(o)	Government grant related to income and subsidies

Government grant related to income and subsidies are recognised as income upon approval by the relevant government authorities, at which stage the eventual collectibility is assured.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Retirement benefit plans

The Group contributes to the employee retirement benefit plan organised by the provincial government under which it is required to make monthly contributions to the plan. The provincial government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to the plan are charged to consolidated profit and loss account as incurred.

(q)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(r)	Related parties

Related parties include China National Petroleum Corporation (“CNPC”) and its subsidiaries, other state-controlled enterprises and their subsidiaries directly or indirectly controlled by PRC government, corporations in which the Company is able to control, jointly control or exercise significant influence, key management personnel of the Company, PetroChina Company Limited (“PetroChina”) and CNPC and their close family members.

(s)	Financial instruments

Financial instruments carried on the consolidated balance sheet include cash and bank balances, receivables, payables, and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item and in Note 29.

The Group had no derivative financial instruments in any of the years presented.

(t)	Operating leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated profit and loss account on a straight-line basis over the period of the lease.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(u)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(v)	New accounting developments

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from January 1, 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Group’s operations.

IFRIC 8, Scope of IFRS 2 (effective from May 1, 2006). IFRIC 8 clarifies that the accounting standards IFRS 2 Share-based Payment applies to arrangements where an entity makes share- based payments for apparently nil or inadequate consideration. Management is currently assessing the impact of IFRIC 8 on the Group’s operations.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
2	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(v)	New accounting developments (continued)

IAS 39 and IFRS 4 (Amendments), Financial Guarantee Contracts (effective from January 1, 2006). These amendments require that issuers of financial guarantee contracts to include the resulting liabilities in their balance sheet. Management is currently assessing the impact of these amendments.

The following new interpretations and amendment to existing standards are not relevant to the Group’s operations.

—IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from January 1, 2006).

—IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from December 1, 2005).

—IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective from March 1, 2006).

—IFRIC 9, Reassessment of Embedded Derivatives (effective from June 1, 2006).

—IAS 19 (Amendment), Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (effective from January 1, 2006).

—IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transaction and The Fair Value Option (effective from January 1, 2006).

—IAS 21 (Amendment), Net Investment in a Foreign Operation (effective from January 1, 2006).

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The matters described below are considered to be the most critical in understanding the judgements that are involved in preparing the Group’s financial statements.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)
(a) Impairment of property, plant and equipment
Property, plant and equipment are reviewed for possible impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain matters, such as future prices of crude oil, refined products and chemical products, production profile, etc. However, the impairment reviews and calculations are based on assumptions that are consistent with the Group’s business plan. These assumptions also include those relative to the pricing regulations by the regulatory agencies in China that the policies will not restrict the profit margins of refined products to levels that will be insufficient to recover the carrying cost of the related production assets. Favourable changes to some assumptions might have avoided the need to impair any assets in these periods, whereas unfavourable changes might have caused an additional unknown number of other assets to become impaired.
(b) Deferred tax asset
The Group recognises deferred tax assets for all deductible temporary differences and the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax losses or unused tax credits can be utilised. Determination as to the probability and to what extent the deferred tax asset should be recognised involves management estimates on the future profitability of the Company. The estimate of the Company’s future profitability is consistent with the Group’s business plan and is critical to the recognition of the deferred tax assets. In the case that the future profitability is over-estimated, the deferred tax asset may not be recognised or may only be partially recognised.
Significant assumptions involved in the impairment assessment and deferred tax asset recognition discussed above included the future prices of crude oil and refined products. The Company has made an assumption that the government is to adjust the refined product prices in the next five years to eventually enable the refining business in China to earn a positive margin in line with the international benchmarks.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
4	TURNOVER

Turnover represents revenues from the sale of petroleum, petrochemical and chemical products. Analysis of turnover by segment is shown in Note 28.

5	OPERATING LOSS/(PROFIT)

	2005	2004
	RMB	RMB
Operating loss/(profit) is arrived at after crediting and charging the following items:
Crediting
Government grants and subsidies	(2,683)	—
Charging
Amortisation of intangible assets	96,562	110,086
Auditors’ remuneration	3,500	3,500
Cost of inventories (approximates cost of sales) recognised as expense	33,916,061	28,708,451
Depreciation on property, plant and equipment	981,736	1,037,192
Employee compensation costs (including directors’ and supervisors’ emoluments) (Note 6)	801,276	747,770
Net loss/(profit) on disposals of property, plant and equipment	9,260	(26,412)
Operating lease rentals on land and buildings	9,390	7,680
Operating lease rentals on plant and machinery	31,930	27,733
Provision for impairment of property, plant and equipment (included in “cost of sales”)	155,220	7,220
Provision for impairment of intangible assets (included in “cost of sales”)	—	6,698
(Reversal)/provision for impairment of receivables (included in “administrative expenses”)	(380)	11,050
(Reversal)/provision for impairment of prepaid expenses and other current assets (included in “other operating expenses”)	(944)	1,372
(Reversal)/provision for inventory writedowns (included in “cost of sales”)	(3)	77,544
Repair and maintenance	426,914	351,938
Research and development expenditure	1,137	2,726

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
6	EMPLOYEE COMPENSATION COSTS

	2005	2004
	RMB	RMB
Wages and salaries	523,588	520,160
Retirement benefit cost	121,850	106,290
Staff welfare	155,838	121,320

	801,276	747,770

The Group participates in the retirement benefit plan organised by the provincial government under which it is required to make monthly contributions to the plan at 25% of the basic salaries as set by the government for the relevant periods. The Group currently has no other obligations for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above.
7	INTEREST EXPENSE

	2005	2004
	RMB	RMB
Interest on Bank loans
— wholly repayable within five years	46,150	30,391
— not wholly repayable within five years	—	3,119
Other loans
— wholly repayable within five years	119,129	236,561

	165,279	270,071

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
8	EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the directors’ and supervisors’ emoluments are as follows:

	2005	2004
	RMB	RMB
Fees	80	80
Salaries, allowances and other benefits	713	675
Contribution to retirement benefit plan	10	9

	803	764

The emoluments of the directors and supervisors fell within the following band:

	2005	2004
	Number	Number
Nil – Rmb 1,064	16	16

Fees for directors and supervisors disclosed above included fees of Rmb 80 (2004: Rmb 80) paid to independent non-executive directors.
None of the directors and supervisors has waived their remuneration during the year ended December 31, 2005 (2004: nil).
The five highest paid individuals in the Group for each of the two years ended December 31, 2004 and December 31, 2005 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
9	TAXATION

	2005	2004
	RMB	RMB
PRC income tax	(110,558)	111,784
Deferred tax	(272,795)	(283,202)

	(383,353)	(171,418)

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group is 33% (2004: 33%). Certain subsidiaries and the jointly controlled entity are Sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first cumulative profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.
The PRC income tax for 2005 mainly represented an adjustment on prior year’s PRC income tax.
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2005	2004
	RMB	RMB
(Loss)/profit before taxation	(1,116,934)	2,356,568

Tax calculated at a rate of 33%	(368,588)	777,667
Utilisation and recognition of previously unrecognised deferred tax assets	—	(899,719)
Approved income tax deduction relating to capital expenditures (Note(a))	—	(65,561)
Other	(14,765)	16,195
Tax expense	(383,353)	(171,418)

(a)	In accordance with a PRC income tax regulation, upon the approval of provincial tax authorities, 40% of certain capital expenditures relating to technology upgrade of property, plant and equipment can be used to offset the income tax provision. In 2005, no such capital expenditures were approved by the provincial tax authorities (2004: Rmb65,561).

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
10	(LOSS)/PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

The loss attributable to equity holders is dealt with in the financial statements of the Company to the extent of RMB 733,325 for the year ended December 31, 2005 (2004: Profit of RMB 2,544,510).

11	BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share for the year ended December 31, 2005 have been computed by dividing loss attributable to the equity holders of the Company for the year by the weighted average number of 3,561,078,000 (2004: 3,561,078,000) shares issued and outstanding for the year.

There are no dilutive potential ordinary shares.

12	DIVIDEND

No dividend was declared in respect of 2004 and 2005.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
13 PROPERTY, PLANT AND EQUIPMENT

		Plant and		Motor	Construction
Group	Buildings	machinery	Equipment	vehicles	in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At December 31, 2004	1,772,674	12,016,526	2,636,383	179,886	52,612	16,658,081
Additions	3,393	146,788	608	31,966	302,078	484,833
Transfer to fixed assets	31,441	117,530	90,175	4,630	(243,776)	—
Transfer to intangible assets	—	—	—	—	(4,417)	(4,417)
Disposals	(21,070)	(122,843)	(36,902)	(45,062)	—	(225,877)

At December 31, 2005	1,786,438	12,158,001	2,690,264	171,420	106,497	16,912,620

Accumulated depreciation
At December 31, 2004	781,935	4,441,128	1,951,379	107,429	—	7,281,871
Charge for the year	82,306	702,431	175,654	21,345	—	981,736
Disposals	(8,390)	(75,415)	(23,040)	(41,091)	—	(147,936)

At December 31, 2005	855,851	5,068,144	2,103,993	87,683	—	8,115,671

Provision for impairment
At December 31, 2004	—	—	—	—	7,220	7,220
Impairment charge (Note(i))	—	155,220	—	—	—	155,220

At December 31, 2005	—	155,220	—	—	7,220	162,440

Net book value
At December 31, 2005	930,587	6,934,637	586,271	83,737	99,277	8,634,509

At December 31, 2004	990,739	7,575,398	685,004	72,457	45,392	9,368,990

Carrying value of fixed assets had they been stated at cost less accumulated depreciation and provision for impairment	960,701	7,185,681	594,936	83,737	99,277	8,924,332

(i)	In 2005, management decided to discontinue certain plant and machinery and did not expect to restart in the foreseeable future. Accordingly, an impairment provision was made against the plant and machinery based on the excess of the carrying amount over the recoverable amount.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
13 PROPERTY, PLANT AND EQUIPMENT (continued)

		Plant and		Motor	Construction
Group	Buildings	machinery	Equipment	vehicles	in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At December 31, 2003	1,753,083	11,948,861	2,465,536	144,001	35,492	16,346,973
Additions	31,615	24,300	4,817	41,134	440,135	542,001
Transfer to fixed assets	11,984	179,784	211,159	9,831	(412,758)	—
Transfer to intangible assets	—	—	—	—	(10,257)	(10,257)
Disposals	(24,008)	(136,419)	(45,129)	(15,080)	—	(220,636)

At December 31, 2004	1,772,674	12,016,526	2,636,383	179,886	52,612	16,658,081

Accumulated depreciation
At December 31, 2003	711,749	3,799,816	1,805,219	100,654	—	6,417,438
Charge for the year	82,846	754,455	178,722	21,169	—	1,037,192
Disposals	(12,660)	(113,143)	(32,562)	(14,394)	—	(172,759)

At December 31, 2004	781,935	4,441,128	1,951,379	107,429	—	7,281,871

Provision for impairment
At December 31, 2003	—	—	—	—	—	—
Impairment charge	—	—	—	—	7,220	7,220

At December 31, 2004	—	—	—	—	7,220	7,220

Net book value
At December 31, 2004	990,739	7,575,398	685,004	72,457	45,392	9,368,990

At December 31, 2003	1,041,334	8,149,045	660,317	43,347	35,492	9,929,535

Carrying value of fixed assets had they been stated at cost less accumulated depreciation and provision for impairment	1,022,633	7,684,596	694,878	72,457	45,392	9,519,956

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
13 PROPERTY, PLANT AND EQUIPMENT (continued)

		Plant and		Motor	Construction
Company	Buildings	machinery	Equipment	vehicles	in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At December 31, 2004	1,693,895	11,754,634	2,589,155	99,844	52,612	16,190,140
Additions	3,393	146,788	95	28,077	293,984	472,337
Transfer to fixed assets	31,251	115,292	84,742	4,398	(235,683)	—
Transfer to intangible assets	—	—	—	—	(4,417)	(4,417)
Disposals	(21,004)	(115,332)	(36,609)	(171)	—	(173,116)

At December 31, 2005	1,707,535	11,901,382	2,637,383	132,148	106,496	16,484,944

Accumulated depreciation
At December 31, 2004	751,288	4,274,360	1,910,667	65,215	—	7,001,530
Charge for the year	79,658	692,637	172,141	16,455	—	960,891
Disposals	(8,390)	(65,552)	(21,983)	(42)	—	(95,967)

At December 31, 2005	822,556	4,901,445	2,060,825	81,628	—	7,866,454

Provision for impairment
At December 31, 2004	—	—	—	—	7,220	7,220
Impairment charge (Note(i))	—	155,220	—	—	—	155,220

At December 31, 2005	—	155,220	—	—	7,220	162,440

Net book value
At December 31, 2005	884,979	6,844,717	576,558	50,520	99,276	8,456,050

At December 31, 2004	942,607	7,480,274	678,488	34,629	45,392	9,181,390

Carrying value of fixed assets had they been stated at cost less accumulated depreciation and provision for impairment	914,549	7,083,414	584,130	50,520	99,276	8,731,888

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
13 PROPERTY, PLANT AND EQUIPMENT (continued)

		Plant and		Motor	Construction
Company	Buildings	machinery	Equipment	vehicles	in progress	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Cost or valuation
At December 31, 2003	1,672,064	11,686,969	2,413,448	74,066	35,492	15,882,039
Additions	29,678	24,300	4,817	30,847	440,135	529,777
Transfer to fixed assets	11,984	179,784	211,159	9,831	(412,758)	—
Transfer to intangible assets	—	—	—	—	(10,257)	(10,257)
Disposals	(19,831)	(136,419)	(40,269)	(14,900)	—	(211,419)

At December 31, 2004	1,693,895	11,754,634	2,589,155	99,844	52,612	16,190,140

Accumulated depreciation
At December 31, 2003	681,623	3,643,115	1,761,917	63,621	—	6,150,276
Charge for the year	81,409	741,346	176,290	15,844	—	1,014,889
Disposals	(11,744)	(110,101)	(27,540)	(14,250)	—	(163,635)

At December 31, 2004	751,288	4,274,360	1,910,667	65,215	—	7,001,530

Provision for impairment
At December 31, 2003	—	—	—	—	—	—
Impairment charge	—	—	—	—	7,220	7,220

At December 31, 2004	—	—	—	—	7,220	7,220

Net book value
At December 31, 2004	942,607	7,480,274	678,488	34,629	45,392	9,181,390

At December 31, 2003	990,441	8,043,854	651,531	10,445	35,492	9,731,763

Carrying value of fixed assets had they been stated at cost less accumulated depreciation and provision for impairment	973,901	7,577,174	687,277	34,629	45,392	9,318,373

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
13 PROPERTY, PLANT AND EQUIPMENT (continued)
(a)	As part of the Restructuring described in Note 1 and as required by the relevant PRC regulations, a valuation of all of the contributed fixed assets and land use rights was carried out as of September 30, 1994 by China Assets Appraisal Co., Ltd., a firm of independent valuers registered in the PRC. The valuation was performed in order to determine the fair value of such contributed fixed assets and land use rights and establish amounts for share capital and capital reserve. The valuation of fixed assets was based on market value where available or depreciated replacement cost where market value was not available. The valuation of land use rights was based on standard land prices determined by the Jilin Province Land Administration Bureau. The value at which the above contributed fixed assets and land use rights were assumed by the Company was determined at Rmb 2,834,034 and Rmb 1,088,843, respectively. These contributed fixed assets and land use rights were initially accounted for by the Company at their predecessor values and are subsequently carried at revalued amounts less accumulated depreciation.

In connection with the application for listing of the Company’s shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group’s fixed assets as of February 28, 1995. The valuation, which was based on the market value where available or depreciated replacement costs where market value was not available, resulted in an additional surplus of Rmb 29,033. The surplus arising from the valuation was credited to the revaluation reserve.

Revaluations of property, plant and equipment are to be performed periodically, normally by professionally qualified valuers. As at December 31, 2003, a revaluation of the Company’s property, plant and equipment was undertaken by China United Assets Appraiser Co., Ltd, a firm of independent valuers registered in the PRC. Because of the specialised nature of the assets under valuation, they were valued on a depreciated replacement cost basis. Following adjustments for the impairment provisions made in prior periods as noted below, the results of revaluation were substantially in line with the carrying amounts of property, plant and equipment.

At December 31, 2002, the directors of the Company compared the carrying amount of the Group’s property, plant and equipment to their estimate of the fair value, and on the basis of their review, made an adjustment to reduce the carrying amount of certain assets by Rmb 323,844.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
14 SUBSIDIARIES

	Company
	2005	2004
	RMB	RMB
Unlisted investments, at cost	77,307	113,461
Less: Provision for impairment loss	(42,313)	(43,131)

	34,994	70,330

All subsidiaries are unlisted companies with limited liability established and operating in the PRC.
Particulars of subsidiaries at December 31, 2005 are set out as follows:

	Paid-up		Attributable
	capital	Type of legal	equity interest
Company name	RMB	entity	(%)	Principal activities
Jilin Jihua Jianxiu Company Limited (“Jianxiu”)	45,200	Limited liability company	99	Machinery repair and installation

Jilin Xinhua Nitrochloro-benzene Company Limited (“Xinhua”)	25,668	Limited liability company	75	Manufacture and sales of nitrochloro-benzene

Jilin Winsway Chemical Industrial Store and Transport Limited (“Winsway”) (Note (a))	51,454	Sino-foreign equity joint venture	70	Provision of transportation services for chemical raw materials and products

Jilin City Songmei Acetic Co., Ltd. (“Songmei”)	72,000	Sino-foreign co-operative joint venture	66	Manufacture of acetic acid

Jilin Jihua Jinxiang Pressure Vessel Inspection Co., Ltd. (“Jinxiang”)	2,000	Limited liability company	94	Inspection, research and consultation of pressure vessels

(a)	In August 2005, Winsway was liquidated upon the end of the approved operating period. There was no significant income or loss occurred during the liquidation. Except for Winsway, there were no changes in the interests held in other subsidiaries in 2004 and 2005.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
15 INTERESTS IN A JOINTLY CONTROLLED ENTITY

	Group
	2005	2004
	RMB	RMB
Share of net assets	79,716	89,835

Movements of the share of net assets are set out as follows:

	At December	Share of	Dividend	At December
	31,2004	profit	received	31,2005
	RMB	RMB	RMB	RMB
Jilin Province BASF JCIC NPG Co., Ltd. (“BASF”)	89,835	13,881	(24,000)	79,716

The jointly controlled entity is an unlisted company with limited liability established and operating in the PRC.
Particulars of the jointly controlled entity at December 31, 2005 are set out as follows:

	Paid-up	Attributable
	capital	equity interest (%)
Company name	RMB	2005	2004	Principal activities
BASF	150,000	40	40	Manufacture of petrochemical products
The Company’s investment cost to BASF was RMB 60,066. There was no change in the interest held in BASF during 2004 and 2005.
There were no material contingencies or commitments relating to BASF at December 31, 2005 and 2004.
A summary of the financial position and operating results of the jointly controlled entity is as follows:

	Certain financial
	information of the jointly
	controlled entity		Group’s share
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Non-current assets	79,325	77,750	31,730	31,100
Current assets	129,664	148,989	51,866	59,597
Current liabilities	9,699	2,151	3,880	862
Turnover	178,427	232,113	71,371	92,845
Gross profit	58,451	114,077	23,381	45,631
Operating expenses	(23,749)	(23,794)	(9,500)	(9,518)
Profit before taxation	34,702	90,283	13,881	36,113
Taxation	—	—	—	—
Profit after taxation	34,702	90,283	13,881	36,113

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
16 INVESTMENT IN AN ASSOCIATED COMPANY

	Group
	2005	2004
	RMB	RMB
Share of net assets	11,024	9,305

	Company
	2005	2004
	RMB	RMB
Investment cost	20,042	20,042
Less: impairment	(9,018)	(10,737)

	11,024	9,305

The associated company is an unlisted company with limited liability established and operating in the PRC.
Particulars of the associated company are set out as follows:

Attributable
	Paid-up	equity
	capital	interest
Company name	RMB	(%)	Principal activities
Jilin Lianli Industrial Co., Ltd.	42,214	47	Wholesale and retailing of petrochemical products
There was no change in the interest held in the associated company during 2004 and 2005.
A summary of the financial position and operating results of the associated company is as follows:

	Certain financial
	information of the
	associated company		Group’s share
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Non-current assets	48,979	45,564	23,255	21,634
Current assets	49,835	61,694	23,662	29,292
Current liabilities	75,591	87,656	35,893	41,621
Turnover	247,714	178,875	117,615	84,930
Gross profit	26,996	37,956	12,817	18,022
Operating expenses	(23,044)	(28,549)	(10,941)	(13,557)
Profit before taxation	3,952	9,407	1,876	4,465
Taxation	(331)	(143)	(157)	(68)
Profit after taxation	3,621	9,264	1,719	4,397

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
17 INTANGIBLE ASSETS

	Group
	Technical	Land use
	know-how	rights	Others	Total
	RMB	RMB	RMB	RMB
Cost
At December 31, 2004	924,505	61,843	84,089	1,070,437
Transfer from construction in progress	4,417	—	—	4,417
Disposal	(44,805)	—	—	(44,805)

At December 31, 2005	884,117	61,843	84,089	1,030,049

Accumulated amortisation
At December 31, 2004	486,268	12,536	49,888	548,692
Charge for the year	85,987	1,256	9,319	96,562
Disposal	(44,805)	—	—	(44,805)

At December 31, 2005	527,450	13,792	59,207	600,449

Provision for impairment
At December 31, 2004	6,698	—	—	6,698
Impairment charge	—	—	—	—

At December 31, 2005	6,698	—	—	6,698

Net book value
At December 31, 2005	349,969	48,051	24,882	422,902

At December 31, 2004	431,539	49,307	34,201	515,047

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
17 INTANGIBLE ASSETS (continued)

	Group
	Technical	Land use
	know-how	rights	Others	Total
	RMB	RMB	RMB	RMB
Cost
At December 31, 2003	914,208	61,843	84,089	1,060,140
Transfer from construction in progress	10,257	—	—	10,257
Additions	40	—	—	40

At December 31, 2004	924,505	61,843	84,089	1,070,437

Accumulated amortisation
At December 31, 2003	386,758	11,279	40,569	438,606
Charge for the year	99,510	1,257	9,319	110,086

At December 31, 2004	486,268	12,536	49,888	548,692

Provision for impairment
At December 31, 2003	—	—	—	—
Impairment charge	6,698	—	—	6,698

At December 31, 2004	6,698	—	—	6,698

Net book value
At December 31, 2004	431,539	49,307	34,201	515,047

At December 31, 2003	527,450	50,564	43,520	621,534

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
17 INTANGIBLE ASSETS (continued)

	Company
	Technical	Land use
	know-how	rights	Others	Total
	RMB	RMB	RMB	RMB
Cost
At December 31, 2004	924,408	61,843	84,089	1,070,340
Transfer from construction in progress	4,417	—	—	4,417
Disposal	(44,805)	—	—	(44,805)

At December 31, 2005	884,020	61,843	84,089	1,029,952

Accumulated amortisation
At December 31, 2004	486,171	12,536	49,888	548,595
Charge for the year	85,987	1,256	9,319	96,562
Disposal	(44,805)	—	—	(44,805)

At December 31, 2005	527,353	13,792	59,207	600,352

Provision for impairment
At December 31, 2004	6,698	—	—	6,698
Impairment charge	—	—	—	—

At December 31, 2005	6,698	—	—	6,698

Net book value
At December 31, 2005	349,969	48,051	24,882	422,902

At December 31, 2004	431,539	49,307	34,201	515,047

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
17 INTANGIBLE ASSETS (continued)

	Company
	Technical	Land use
	know-how	rights	Others	Total
	RMB	RMB	RMB	RMB
Cost
At December 31, 2003	914,151	61,843	84,089	1,060,083
Transfer from construction in progress	10,257	—	—	10,257
Additions	40	—	—	40

At December 31, 2004	924,408	61,843	84,089	1,070,340

Accumulated amortisation
At December 31, 2003	386,757	11,279	40,569	438,605
Charge for the year	99,414	1,257	9,319	110,990

At December 31, 2004	486,171	12,536	49,888	548,595

Provision for impairment
At December 31, 2003	—	—	—	—
Impairment charge	6,698	—	—	6,698

At December 31, 2004	6,698	—	—	6,698

Net book value
At December 31, 2004	431,539	49,307	34,201	515,047

At December 31, 2003	527,394	50,564	43,520	621,478

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
18 INVENTORIES

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Raw materials	945,520	1,294,877	939,760	1,286,486
Work in progress	572,050	692,320	559,570	669,917
Finished goods	145,908	460,687	139,519	451,272
Spare parts	468,402	406,903	468,402	406,903
Low value consumables and packing materials	3,117	7,563	3,117	7,563

	2,134,997	2,862,350	2,110,368	2,822,141

Less: Provision of inventory writedowns	(256,294)	(256,297)	(255,623)	(255,623)

	1,878,703	2,606,053	1,854,745	2,566,518

Inventories of the Group carried at net realisable value amounted to RMB 540,251 (2004: RMB 570,964) at December 31, 2005.
19 ACCOUNTS RECEIVABLE

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Due from third parties	278,643	296,220	275,935	292,423
Due from related parties
- PetroChina	256,777	211,530	254,149	165,242
- JCGC (a fellow subsidiary) Group Companies	28,845	169,077	28,845	169,077
- Subsidiaries	—	—	140,300	116,198
- An associated company	19,473	23,138	19,473	23,138
- Other state-controlled enterprises	203,660	206,722	203,660	206,722

	787,398	906,687	922,362	972,800
Less: Provision for impairment loss
- Due from third parties	(211,932)	(211,932)	(211,265)	(211,265)
- Due from related parties	(292,125)	(429,510)	(292,125)	(429,510)

	283,341	265,245	418,972	332,025

Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days.
In 2005, accounts receivable of Rmb 137,005 (2004: Rmb 237,879) were written off against the provision for impairment loss.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
19 ACCOUNTS RECEIVABLE (continued)
     The ageing analysis of accounts receivable at December 31, 2005 is as follows:

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Within 1 year	256,777	222,075	394,450	290,897
Between 1 to 2 years	—	2,042	—	—
Between 2 to 3 years	2,042	299	—	299
Over 3 years	528,579	682,271	527,912	681,604

	787,398	906,687	922,362	972,800

     In 2002, the Group implemented a cash sales policy for the majority of its customers. Certain selected customers are offered credit terms of not more than 30 days.
20 PREPAID EXPENSES AND OTHER CURRENT ASSETS

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Other receivables	75,636	98,315	54,174	72,334
Amounts due from related parties
- CNPC Group Companies	118	7,172	118	7,172
- JCGC (a fellow subsidiary) Group Companies	987	138,347	987	138,347
- An associated company	—	239	—	239
- Other state-controlled enterprises	39,267	99,708	39,198	99,624
Down payments to suppliers	39,356	151,635	39,350	151,635
Prepaid expenses	11,391	19,856	10,447	19,475

	166,755	515,272	144,274	488,826

Less: Provision for impairment loss
- Due from third parties	(52,742)	(52,927)	(52,742)	(52,927)
- Due from related parties	(13,047)	(20,454)	(13,047)	(20,454)

	100,966	441,891	78,485	415,445

     Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.
     In 2005, other receivables of Rmb 6,648(2004: Rmb 134) were written off against the provision for impairment loss.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
21 CASH AND CASH EQUIVALENTS

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Cash on hand	20	6	19	5
Bank deposits balance
- China Petroleum Finance Company Limited (Note (i))	14	19	14	19
- State-controlled banks	8,813	14,604	8,305	11,795

	8,847	14,629	8,338	11,819

(i)	China Petroleum Finance Company Limited (“CP Finance”) is a subsidiary of CNPC and a non-bank financial institution approved by the People’s Bank of China. The deposits yield interest at prevailing saving deposit rates.

(ii)	The weighted average effective interest rate on bank deposits was 0.72% (2004: 0.72%) for the year ended December 31, 2005.
22 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Trade payables	1,215,824	1,556,828	1,125,265	1,448,366
Advances from customers	217,236	545,264	211,991	539,233
Salaries and welfare payable	201,209	197,094	187,840	187,446
Other payables and accrued liabilities	191,414	121,461	186,687	116,117
Amounts due to related parties
- PetroChina Group Companies	2,677,218	1,667,303	2,660,016	1,635,648
- CNPC Group Companies	20,214	—	20,214	—
- JCGC (a fellow subsidiary) Group Companies	76,324	85,623	76,324	85,623
- Subsidiaries	—	—	50,340	81,816
- An associated company	7,188	9,109	7,188	9,109
- Other state-controlled enterprises	202,962	247,004	195,977	232,305

	4,809,589	4,429,686	4,721,842	4,335,663

     Amounts due to related parties are interest free, unsecured and with no fixed term of repayment.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
22 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (continued)
     The ageing analysis of trade payables at December 31, 2005 is as follows:

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Within 1 year	1,093,696	1,458,093	1,007,069	1,351,162
Between 1 to 2 years	51,473	33,123	49,907	31,592
Between 2 to 3 years	21,669	23,267	20,293	23,267
Over 3 years	48,986	42,345	47,996	42,345

	1,215,824	1,556,828	1,125,265	1,448,366

23 BORROWINGS
(a) Short-term borrowings

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Bank loans – unsecured (Note (i))	—	44,640	—	—
Loans from a fellow subsidiary (Note (ii))	2,102,570	2,874,330	2,102,570	2,874,330

	2,102,570	2,918,970	2,102,570	2,874,330

Current portion of long-term borrowings	120,598	167,105	120,598	167,105

	2,223,168	3,086,075	2,223,168	3,041,435

(i)	At December 31, 2004, bank loans bear interest at the rate ranging from 5.84% to 7.25% per annum and are guaranteed by Jilin Merchandise Group, a third-party to the Group. These bank loans were fully repaid during 2005.

(ii)	The outstanding loans are the drawn down part of the borrowing facilities provided by CP Finance totalling Rmb 8 billion. The loans are unsecured and bear interest at the rate ranging from 4.776% to 5.262% (2004: from 4.776% to 5.019%) per annum. On July 19, 2005, CP Finance agreed to extend the borrowing facilities period to December 31, 2008.

(iii)	The carrying amounts of short-term borrowings approximate their fair value.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
23 BORROWINGS (continued)
(b) Long-term borrowings

		Group and Company
	Interest rate and final maturity	2005	2004
		RMB	RMB
US dollar - denominated loans

Construction Bank of China	Fixed interest rates of 8.66% per annum as of December 31, 2005, with maturities through 2009	102,420	239,035

JCGC Group Companies	Fixed interest rates ranging from 6.55% to 7.86% per annum as of December 31, 2005, with maturities through 2008	88,795	137,340

Bank of China	Interest free as of December 31, 2005, with maturities through 2029	72,125	77,051

Bank of China	Variable interest rates of Libor + 0.6% as of December 31, 2005, with maturities through 2007	403,510	413,825

Japanese Yen - denominated loans

JCGC Group Companies	Fixed interest rates ranging from 4.10% to 5.30% per annum as of December 31, 2005, with maturities through 2008	89,146	157,746

Euro - denominated loans

JCGC Group Companies	Fixed interest rate of 8.30% per annum as of December 31, 2004, with maturities through 2006, repaid in 2005	—	38,123

Total long-term borrowings		755,996	1,063,120

Less: Current portion of long-term borrowings		(120,598)	(167,105)

		635,398	896,015

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
23 BORROWINGS (continued)
(b)	Long-term borrowings (continued)

At December 31, 2005, all long-term borrowings are unsecured (2004: Same).

At December 31, 2005, long-term borrowings of Rmb 177,941 (2004: Rmb 333,209) from JCGC Group Companies represented borrowings from certain banks through JCGC Group Companies.

The periods in which the short-term and long-term borrowings reprice and the exposure of the borrowings of the Group to interest rate changes are as follows:

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
6 months or less	60,301	83,553	60,301	83,553
6 – 12 months	2,566,381	3,416,348	2,566,381	3,371,708
1 – 5 years	174,785	403,163	174,785	403,163
Over 5 years	57,099	79,026	57,099	79,026

	2,858,566	3,982,090	2,858,566	3,937,450

	Group		Company
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Total borrowings
- at fixed rates	2,455,056	3,568,265	2,455,056	3,523,625
- at variable rates	403,510	413,825	403,510	413,825

	2,858,566	3,982,090	2,858,566	3,937,450

The weighted average effective interest rates at the balance sheet date are as follows:

Weighted average effective interest rates:
- bank loans	4.63%	5.15%	4.63%	5.07%
- loans from other related parties	5.17%	5.11%	5.17%	5.11%

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
23 BORROWINGS (continued)
     The carrying amounts and fair values of long-term borrowings are as follows:

	Group and Company		Group and Company
	Carrying amounts		Fair values
	2005	2004	2005	2004
	RMB	RMB	RMB	RMB
Bank loans	578,055	729,911	552,685	718,887
Loans from other related parties	177,941	333,209	193,680	355,796

	755,996	1,063,120	746,365	1,074,683

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date. Such discount rates ranged from 0.13% to 5.85% as of December 31, 2005 depending on the type of the borrowings. The carrying amounts of current portion of long term borrowings approximate their fair value.
Maturities of long-term borrowings at the balance sheet date are as follows:

	Group and Company
	2005	2004
	RMB	RMB
Bank loans
- within 1 year	28,605	47,412
- between 1 to 2 years	432,125	47,412
- between 2 to 5 years	60,226	556,061
- after 5 years	57,099	79,026

	578,055	729,911

	Group and Company
	2005	2004
	RMB	RMB
Loans from other related parties
- within 1 year	91,993	119,693
- between 1 to 2 years	59,314	119,693
- between 2 to 5 years	26,634	93,823

	177,941	333,209

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
24 SHARE CAPITAL

	Group and Company
	2005	2004
	RMB	RMB
Registered, issued and fully paid:

- 2,396,300,000 state-owned shares of Rmb 1.00 each	2,396,300	2,396,300
- 964,778,000 H shares and ADS of Rmb 1.00 each	964,778	964,778
- 200,000,000 A shares of Rmb 1.00 each	200,000	200,000

	3,561,078	3,561,078

The state-owned shares, H shares, A shares and ADS rank para passu in all respects.
Following the announcement of the Company’s audited results for 2002, the Company’s A shares (which are available only to the PRC nationals) were suspended from trading on the Shenzhen Stock Exchange (the “Exchange”) of the PRC on April 30, 2003 pursuant to the relevant provisions of the China Securities Regulatory Commission and the Exchange, following the recording of losses, computed in accordance with the PRC accounting standards and regulations, for three consecutive years from 2000 to 2002. Following the announcement of the Company’s audited profitable interim results, computed in accordance with the PRC accounting standards and regulations, for the six months ended June 30, 2003, the Company’s A shares resumed trading on the Exchange on September 25, 2003.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
25 RESERVES

			Statutory	Statutory	Discretionary
	Capital	Revaluation	common reserve	common welfare	common
	reserve	reserve	fund	fund	reserve fund	Total
	RMB	RMB	RMB	RMB	RMB	RMB
			(Note (a))	(Note (b))	(Note (c))
Group
Balance at January 1, 2004	1,391,114	8,274	160,155	140,997	400,291	2,100,831
Transfer to accumulated losses on realisation of revaluation reserve	—	(973)	—	—	—	(973)

Balance at December 31, 2004	1,391,114	7,301	160,155	140,997	400,291	2,099,858
Transfer to accumulated losses on realisation of revaluation reserve	—	(973)	—	—	—	(973)
Other transfers	—	—	(2,172)	—	—	(2,172)

Balance at December 31, 2005	1,391,114	6,328	157,983	140,997	400,291	2,096,713

Company
Balance at January 1, 2004	1,391,114	8,274	152,443	140,997	400,291	2,093,119
Transfer to accumulated losses on realisation of revaluation reserve	—	(973)	—	—	—	(973)

Balance at December 31, 2004	1,391,114	7,301	152,443	140,997	400,291	2,092,146
Transfer to accumulated losses on realisation of revaluation reserve	—	(973)	—	—	—	(973)

Balance at December 31, 2005	1,391,114	6,328	152,443	140,997	400,291	2,091,173

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
25	RESERVES (continued)
(a)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 10% of its distributable profit, as determined under the PRC accounting regulations, to the statutory common reserve fund until the fund aggregates to 50% of the Company’s registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders.

The statutory common reserve fund shall only be used to make good previous years’ losses, to expand the Company’s production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders’ general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

Since the Company had an accumulated loss at December 31, 2005, no appropriation to the statutory common reserve fund was made in 2005 (2004: nil).

(b)	Pursuant to the PRC regulations and the Company’s Articles of Association, the Company is required to transfer 5% to 10% of its distributable profit, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company’s employees. This fund is non-distributable other than in liquidation.

Since the Company had an accumulated loss at December 31, 2005, no appropriation to the statutory common welfare fund was made in 2005 (2004: nil).

(c)	Transfer to the discretionary common reserve fund is subject to approval by the shareholders at general meeting. Its usage is similar to that of the statutory common reserve fund.

No transfer to the discretionary common reserve fund has been proposed by the Board of Directors.

(d)	The Company’s distributable reserve at December 31, 2005 under the PRC accounting regulations is nil (2004: nil).

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
26	DEFERRED INCOME TAX

Deferred income tax is calculated in full on temporary differences under the liability method using a principal tax rate of 33% (2004: 33%).

Deferred tax balances are attributable to the following items:

	Group and Company
	At January 1,	Profit and	At December 31,
	2005	loss account	2005
	RMB	RMB	RMB
Deferred tax liabilities:
Non-current:
Revaluation of fixed assets (Note 13)	2,787	(479)	2,308
Exchange gain in respect of loans borrowed for fixed assets	18,304	(2,413)	15,891
Deferred tax effect on housing subsidy cost	11,288	(3,075)	8,213
Deferred tax effect on accelerated depreciation and amortisation	119,622	217,612	337,234

Total deferred tax liabilities	152,001	211,645	363,646

Deferred tax assets:
Non-current:
Deferred tax effect on tax losses	—	542,971	542,971
Deferred tax effect on deductible temporary differences	435,203	(58,531)	376,672

Total deferred tax assets	435,203	484,440	919,643

Net deferred tax balance	283,202	272,795	555,997

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
26	DEFERRED INCOME TAX (continued)

	Group and Company
	At January 1,	Profit and	At December 31,
	2004	loss account	2004
	RMB	RMB	RMB
Deferred tax liabilities:
Non-current:
Revaluation of fixed assets (Note 13)	3,266	(479)	2,787
Exchange gain in respect of loans borrowed for fixed assets	20,717	(2,413)	18,304
Deferred tax effect on housing subsidy cost	14,363	(3,075)	11,288
Deferred tax effect on accelerated depreciation and amortisation	—	119,622	119,622

Total deferred tax liabilities	38,346	113,655	152,001

Deferred tax assets:
Non-current:
Deferred tax effect on tax losses	38,346	(38,346)	—
Deferred tax effect on deductible temporary differences	—	435,203	435,203

Total deferred tax assets	38,346	396,857	435,203

Net deferred tax balance	—	283,202	283,202

The deferred tax assets were arising from tax losses available to be offset against future taxable income.
Deferred income tax assets for tax losses carried forward and deductible temporary differences (mainly impairment provisions for receivables, inventories and write-down of carrying value of property, plant and equipment) are recognised to the extent that realisation of the related tax benefit through future taxable income is probable.
On September 20, 2004, the Chinese Ministry of Finance and State Administration of Taxation issued an income tax regulation which allows companies in northeast China to shorten the depreciation and amortisation periods of property, plant and equipment and intangible assets on tax basis effective July 1, 2004. Therefore, at December 31, 2005, deferred tax liabilities of Rmb 337,234 (2004: Rmb 119,622) is recognised on the temporary difference arising from accelerated depreciation and amortisation.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
27	CASH FLOWS FROM OPERATING ACTIVITIES

			2004
	Notes	2005	(Note2(a))
		RMB	RMB
(Loss) / profit for the year		(733,581)	2,527,986
Adjustments for:
Income tax	9	(383,353)	(171,418)
Depreciation and amortisation	5	1,078,298	1,147,278
(Reversal)/provision for impairment of receivables	5	(380)	11,050
(Reversal)/provision for impairment of prepaid expenses and other current assets	5	(944)	1,372
(Reversal)/provision for inventory writedowns	5	(3)	77,544
Provision for impairment of property, plant and equipment	5	155,220	7,220
Provision for impairment of intangible assets	5	—	6,698
Net loss/(profit) on disposal of property, plant and equipment	5	9,260	(26,412)
Share of profit of a jointly controlled entity	15	(13,881)	(36,113)
Share of profit of an associated company	16	(1,719)	(4,397)
Interest income		(1,153)	(1,753)
Interest expense	7	165,279	270,071
Changes in working capital:
Accounts and other receivables (net)		326,621	(256,510)
Inventories		727,353	(1,115,504)
Payables and accrued liabilities (net)		330,315	933,663

CASH GENERATED FROM OPERATIONS		1,657,332	3,370,775
Income tax paid		(16,982)	—
Interest received		1,153	1,753
Interest paid		(165,608)	(297,749)

NET CASH PROVIDED BY OPERATING ACTIVITIES		1,475,895	3,074,779

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
28	SEGMENT INFORMATION

(a)	Primary reporting format — business segments

The Group is principally engaged in the following four business segments in the PRC, petroleum products, petrochemical and organic chemical products, chemical fertilisers and inorganic chemicals, and synthetic rubber products.
(i)	The petroleum products segment is engaged in the production of gasoline, diesel oil, solvent oil and other by-products such as lubricants. While certain of the products produced by the Group are used as raw materials in the production of petrochemicals, a major portion is sold to outside customers.

(ii)	The petrochemical and organic chemical products segment primarily produces ethanol, acetic acid and acetic anhydride.

(iii)	The chemical fertilisers and inorganic chemicals segment principally produces ammonium nitrate, urea, ammonium chloride, sulphuric acid and slag.

(iv)	The synthetic rubber products segment primarily produces styrene-butadiene-rubber.
The other products and services segment includes sales of raw materials purchased from third parties to related parties at cost to receive favourable discounts and provision of utilities, maintenance and other related services.
The accounting policies of the operating segments are the same as those described in Note 2 - “Summary of principal accounting policies”.
Intersegment sales are conducted principally at market price.
Operating segment information for the years ended December 31, 2004 and 2005 is presented below.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
28	SEGMENT INFORMATION (continued)

(a)	Primary reporting format — business segments (continued)

			Chemical
		Petrochemical	fertilisers and
	Petroleum	and organic	inorganic	Synthetic rubber	Other products
Year ended December 31, 2005	products	chemical products	chemicals	products	and services	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Profit and loss
Sales (including intersegment)	22,064,250	14,736,452	596,192	1,696,853	3,659,911	42,753,658
Less: Intersegment sales	(7,358,576)	(1,243,723)	—	—	(447,579)	(9,049,878)

Total sales to external customers	14,705,674	13,492,729	596,192	1,696,853	3,212,332	33,703,780

Segment results	(2,498,485)	1,515,106	(108,334)	276,777	(201,604)	(1,016,540)
Finance costs – net						(115,994)
Share of profit of a jointly controlled entity	—	13,881	—	—	—	13,881
Share of profit of an associated company	—	—	—	—	1,719	1,719

Loss before taxation						(1,116,934)
Taxation						383,353
Minority interest						256
Loss attributable to equity holders of the Company						(733,325)

Depreciation and amortisation	538,673	367,095	21,955	44,254	106,321	1,078,298
Impairment of property, plant and equipment	—	—	90,430	—	64,790	155,220
Reversal of impairment of current assets (receivables and inventories)						(1,327)
Assets and liabilities
Segment assets	1,768,965	7,600,953	333,794	1,253,899	386,190	11,343,801
Interests in a jointly controlled entity	—	79,716	—	—	—	79,716
Investment in an associated company	—	—	—	—	11,024	11,024
Deferred income tax assets						555,997
Total assets						11,990,538

Segment current liabilities	3,204,455	658,959	585,389	138,153	222,705	4,809,661
Borrowings						2,858,566
Total liabilities						7,668,227

Segment capital expenditure on property, plant and equipment and on intangible assets	610	311,435	13,431	143,406	15,951	484,833

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
28	SEGMENT INFORMATION (continued)

(a)	Primary reporting format — business segments (continued)

			Chemical
		Petrochemical	fertilisers and
	Petroleum	and organic	inorganic	Synthetic rubber	Other products
Year ended December 31, 2004	products	chemical products	chemicals	products	and services	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Profit and loss
Sales (including intersegment)	18,079,875	13,550,409	664,246	1,793,689	3,666,195	37,754,414
Less: Intersegment sales	(4,702,040)	(782,150)	—	—	(412,801)	(5,896,991)

Total sales to external customers	13,377,835	12,768,259	664,246	1,793,689	3,253,394	31,857,423

Segment results	(475,328)	2,939,339	(80,353)	317,016	(107,646)	2,593,028
Finance costs – net						(276,970)
Share of profit of a jointly controlled entity	—	36,113	—	—	—	36,113
Share of profit of an associated company	—	—	—	—	4,397	4,397

Profit before taxation						2,356,568
Taxation						171,418
Minority interest						16,524

Profit attributable to equity holders of the Company						2,544,510

Depreciation and amortisation	549,867	377,907	29,290	58,087	132,127	1,147,278
Impairment of property, plant and equipment	—	—	4,680	—	2,540	7,220
Impairment of intangible assets	—	6,698	—	—	—	6,698
Impairment of current assets (receivables and inventories)						89,966
Assets and liabilities
Segment assets	1,844,441	9,175,528	561,825	991,418	638,643	13,211,855
Interests in a jointly controlled entity	—	89,835	—	—	—	89,835
Investment in an associated company	—	—	—	—	9,305	9,305
Deferred income tax assets						283,202

Total assets						13,594,197

Segment current liabilities	594,431	3,054,582	552,913	130,489	210,350	4,542,765
Borrowings						3,982,090
Total liabilities						8,524,855

Segment capital expenditure on property, plant and equipment and on intangible assets	263,201	189,023	11,462	65,136	13,219	542,041

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
28	SEGMENT INFORMATION (continued)

(b)	Secondary reporting format — geographical segments

All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

29	RELATED PARTY TRANSACTIONS

PetroChina, the immediate parent of the Company, is a subsidiary of CNPC. CNPC is a state-controlled enterprise and is directly controlled by PRC government. PRC government is regarded as the ultimate controlling party of the Company. PetroChina produces financial statements available for public use.

The Group has extensive transactions and relationships with members of the CNPC group, including PetroChina, JCGC (a fellow subsidiary) Group companies and other CNPC Group companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with other state-controlled enterprises or wholly unrelated parties.

In addition to the related party information shown elsewhere in these consolidated financial statements (amounts due from and due to related parties are disclosed in Note 19 – “Accounts receivable”, Note 20 – “Prepaid expenses and other current assets”, Note 21 – “Cash and cash equivalents” and Note 22 – “Accounts payable and accrued liabilities”), the following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the periods indicated below:

	Note		2005	2004
			RMB	RMB
PetroChina (parent)
Purchase of crude oil	(a	)	17,475,693	11,789,022
Purchase of production materials	(a	)	3,572,397	7,447,892
Sale of gasoline and diesel oil	(b	)	13,643,594	10,712,175
Sale of petrochemical goods	(b	)	10,660,878	11,519,222
Railway transport and water treatment services	(b	)	40,906	29,706
Lease machinery and equipment	(c	)	31,930	27,733
Property safety insurance fund	(d	)	32,961	32,958

CNPC Group Companies
Interest income	(e	)	235	133
Purchase of production materials	(f	)	56,755	52,830

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
29	RELATED PARTY TRANSACTIONS (continued)

	Note		2005	2004
			RMB	RMB
JCGC (a fellow subsidiary) Group Companies
Sale of products	(g	)	1,134,403	1,417,140
Examination and maintenance services	(h	)	15,977	19,665
Construction of property, plant and equipment	(i	)	31,802	76,342
Purchase of production materials and spare parts	(j	)	404,238	148,587
Purchase of utilities and logistic services	(k	)	276,180	262,961
Operating lease rentals in land and property	(l	)	9,390	7,680

An associated company
Sale of goods	(m	)	389,035	56,142
Purchase of materials	(n	)	28,154	26,596

Other state-controlled banks and enterprises
Interest income	(o	)	918	1,620
Sale of goods	(p	)	1,283,444	1,089,952
Purchase of crude oil	(q	)	4,263,531	3,415,809
Purchase of materials	(q	)	1,267,492	1,004,850

(a)	Represents purchase of crude oil, naphtha, benzene, etc.

(b)	Represents sale of diesel oil, gasoline, petrochemical goods, such as ethylene, propylene, etc. and provide railway transport and water treatment services.

(c)	Represents rentals for operating lease on property, plant and equipment.

(d)	The Group participates in the property safe and insurance fund plan established and organised by PetroChina under which it is required to make annual contribution to the plan at 0.4% of the average cost of fixed assets and inventory. The fund is mainly used to compensate for the accidental property loss.

(e)	Represents interest income for deposits from CP Finance.

(f)	Represents purchase of materials and spare parts.

(g)	Represents sale of refinery products, chemical products, etc.

(h)	Represents processing fee for semi-finished products.

(i)	Represents construction fee of property, plant and equipment.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
29	RELATED PARTY TRANSACTIONS (continued)
(j)	Represents purchase of spare parts, low value consumables etc.

(k)	Represents fees for welfare and support services.

(l)	Represents rentals for operating lease on land and buildings.

(m)	Represents sale of chemical products, etc.

(n)	Represents purchase of materials and spare parts.

(o)	Represents interest income for deposits from other state-controlled banks.

(p)	Represents sale of refinery products, chemical products, etc.

(q)	Represents purchase of crude oil, materials and spare parts, etc.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
29	RELATED PARTY TRANSACTIONS (continued)

	2005	2004
Loan from related parties	RMB	RMB
CNPC Group Companies
Principal
Beginning of the year	2,874,330	4,791,900
Loan received during the year	7,623,870	8,531,610
Loan repayments	(8,395,630)	(10,449,180)

End of the year	2,102,570	2,874,330

Interest expenses
Beginning of the year	—	—
Interest charged during the year	101,734	212,814
Interest paid	(101,734)	(212,814)

End of the year	—	—

JCGC (a fellow subsidiary) Group Companies
Principal
Beginning of the year	333,209	441,726
Loan repayments	(155,268)	(108,517)

End of the year	177,941	333,209

Interest expenses
Beginning of the year	14,731	14,503
Interest charged during the year	17,395	23,747
Interest paid	(18,114)	(23,519)

End of the year	14,012	14,731

State-controlled Banks
Principal
Beginning of the year	774,551	1,276,271
Loan received during the year	—	472,631
Loan repayments	(196,496)	(974,351)

End of the year	578,055	774,551

Interest expenses
Beginning of the year	11,319	39,225
Interest charged during the year	46,150	33,510
Interest paid	(45,760)	(61,416)

End of the year	11,709	11,319

	2005	2004
Key management compensation	RMB	RMB
Fee for key management personnel	80	80
Salaries, allowance and other benefits	713	675
Contribution to retirement benefit scheme	10	9

	803	764

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
30	FINANCIAL INSTRUMENTS

(a)	Financial risk factors

The Group’s operations expose it to various financial risks, including credit risk, foreign exchange risk, interest rate risk and liquidity risk. While the Group has not used derivative financial instruments for hedging or trading purposes, it focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on its financial performance of the Group. The Group’s senior management has written policies covering specific financial risks indicated above.
(i)	Credit risk

The carrying amounts of receivables included in the consolidated balance sheet represent the Group’s maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. Cash is placed with state-owned banks and financial institutions.

(ii)	Foreign exchange risk

The Group operates in the PRC and transactions are primarily denominated in Renminbi, the national currency. The Group is exposed to foreign exchange risk arising from various currency exposures with respect to borrowings denominated in foreign currencies (Note 23).

(iii)	Interest rate risk

The Group has no significant interest-bearing assets, as such its income and operating cash flows are substantially independent of changes in market interest rates. The Group sometimes borrows at variable rates and these represent the Group’s maximum exposure to interest rate risk in relation to its financial liabilities.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
30	FINANCIAL INSTRUMENTS (continued)
(iv)	Liquidity risk

The Group depends on cash flows from operations, loans from banks and related parties, and equity financing to satisfy its liquidity and capital needs. Management reviews the Group’s working capital and liquidity position on a regular basis to ensure it has sufficient resources to meet its working capital needs and to continue its operations for the foreseeable future. In addition, management also aims at maintaining flexibility in funding by keeping committed credit lines available. The Company expects to receive continuing support from CNPC for its working capital requirements in the foreseeable future. In this regard, CP Finance, a subsidiary of CNPC, has agreed to extend the period of borrowing facilities, totalling Rmb 8 billion, available to the Company to December 31, 2008 (Note 23).
(b)	Fair values

The carrying amounts of the following financial assets and financial liabilities, net of impairment provisions, approximate their fair values: cash, trade receivables and payables, other receivables and payables and short-term borrowings. The fair value of long-term borrowings is disclosed in Note 23.

31	MAJOR CUSTOMERS

The Group’s major customers are as follows:

		2005		2004
		% to total		% to total
	Turnover	turnover	Turnover	turnover
	RMB	%	RMB	%
PetroChina Group Companies	24,345,378	73	22,261,103	70
JCGC Group Companies	1,134,403	3	1,417,140	4

	25,479,781	76	23,678,243	74

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
32	CAPITAL COMMITMENTS

	2005	2004
	RMB	RMB
Contracted but not provided for in respect of plant and equipment	47,733	153,564

33	SUBSEQUENT EVENT

Pursuant to the resolution passed by PetroChina’s Board of Directors’ meeting held on October 26, 2005, PetroChina offered to acquire all the outstanding 200,000,000 A shares and 964,778,000 H shares (including ADS) of the Company from the minority shareholders at Rmb 5.25 per A share and HK$ 2.80 per H share respectively and the offer period ended in February 2006. Subsequent to the end of the respective offering periods in February 2006, PetroChina has acquired from tendering minority shareholders 922,833,976 H shares (including ADS) and 184,227,550 A shares of the Company, representing totally 31.09% of the total issued share capital. As a result of this acquisition, PetroChina owns 98.38% of the total issued share capital of the Company. As approved by the related authorities, the Company ceased to be listed on the Stock Exchange of Hong Kong Limited, New York Stock Exchange and Shenzhen Stock Exchange on January 23, 2006, February 15, 2006 and February 20, 2006, respectively.

34	APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved by the board of directors on June 7, 2006 and will be submitted to the shareholders for approval at the annual general meeting to be held on June 28, 2006.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS
PREPARED UNDER PRC ACCOUNTING REGULATIONS (“PRC GAAP”)
AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
Effect of significant differences between PRC GAAP and IFRS on (loss)/profit and equity is summarised below.

		Year ended December 31,
	Notes	2005	2004
		RMB	RMB
Net (loss)/profit as reported under PRC GAAP		(762,479)	2,573,760
Adjustments to conform with IFRS:
- Depreciation expense due to revaluation of fixed assets at February 28, 1995	(i)	(1,452)	(1,452)
- Depreciation expense on fixed assets due to difference in exchange gains capitalised	(iii)	(7,311)	(7,311)
- Amortisation of housing subsidy cost	(iv)	(9,319)	(9,319)
- Reversal of amortisation of land use rights	(v)	21,608	21,211
- Profit on disposal of land use right	(vi)	17,737	—
- Write-off waived payables	(vii)	1,924	—
- Tax adjustment	(viii)	5,967	(32,379)
- Minority interest	(ix)	(256)	(16,524)

(Loss)/profit as reported under IFRS		(733,581)	2,527,986

1

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS
PREPARED UNDER PRC ACCOUNTING REGULATIONS (“PRC GAAP”)
AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
(continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)

	Notes	December 31, 2005	December 31, 2004
		RMB	RMB
Shareholders’ equity as reported under PRC GAAP		5,093,069	5,853,624
Adjustments to conform with IFRS:
- Surplus on revaluation of fixed assets at February 28, 1995	(i)	29,033	29,033
- Deferred tax effect on revaluation surplus on revaluation of fixed assets at February 28, 1995	(i)	(9,580)	(9,580)
- Depreciation expense due to revaluation at February 28, 1995	(i)	(15,729)	(14,277)
- Difference in loss on write-off of fixed assets due to revaluation at February 28, 1995	(ii)	(6,309)	(6,309)
- Exchange gains in respect of funds borrowed for fixed assets	(iii)	112,471	112,471
- Depreciation expense on fixed assets due to difference in exchange gains capitalised	(iii)	(64,317)	(57,006)
- Housing subsidy cost	(iv)	24,883	34,202
- Deferred tax effect on housing subsidy cost	(iv)	(23,587)	(23,587)
- Adjustment of land use rights at January 1, 2001	(v)	(842,685)	(864,293)
- Profit on disposal of land use right	(vi)	17,737	—
- Tax adjustment	(viii)	6,755	788
- Minority interest	(ix)	570	14,276

Equity as reported under IFRS		4,322,311	5,069,342

2

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS
PREPARED UNDER PRC ACCOUNTING REGULATIONS (“PRC GAAP”)
AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
(continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
(i)	In connection with the application for listing of the Company’s shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group’s fixed assets as of February 28, 1995. The valuation resulted in a surplus of Rmb 29,033. The surplus arising from the valuation was credited to revaluation reserve. Depreciation expense under IFRS includes the effect of revaluation of fixed assets at February 28, 1995. Under PRC GAAP, this revaluation, which was not officially approved as part of the 1994 Restructuring, was not recognised. Accordingly, depreciation charge calculated under PRC GAAP is lower than that under IFRS.

(ii)	In prior years, certain fixed assets including those revalued at February 28, 1995 were written off in connection with the shut down of manufacturing assets. As the effect of the valuation at February 28, 1995 has not been recognised under PRC GAAP, additional loss on write-off of fixed assets relating to the surplus arising from the February 28, 1995 revaluation was recorded in the IFRS financial statements.

(iii)	Under IFRS, foreign currency translation gains relating to borrowings to the extent that they are adjustments to the interest costs of funds used to finance the construction of fixed assets are capitalised. Under PRC GAAP, all foreign currency translation differences relating to funds borrowed to finance the construction of fixed assets are capitalised during the construction period. Accordingly, the cost of the underlying fixed assets as reported in the IFRS financial statements is greater than that as determined under PRC GAAP, and thus resulted in additional depreciation charge.

(iv)	As a result of the reorganisation of CNPC and PetroChina, PetroChina agreed to bear the cost of housing subsidy and accordingly the relevant payable to JCGC of Rmb 84,089, after netting off deferred tax of Rmb 23,587, was credited to capital reserve under IFRS. Under PRC GAAP, the payable of Rmb 84,089 was offset against housing subsidy cost brought forward of Rmb 75,681 and the balance of Rmb 8,408 was credited to capital reserve. Consequently, there is no amortisation of housing subsidy cost under PRC GAAP.

3

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN FINANCIAL STATEMENTS
PREPARED UNDER PRC ACCOUNTING REGULATIONS (“PRC GAAP”)
AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
(continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
(v)	Under PRC GAAP, land use rights are recognised at the appraised value and amortised over 50 years. With effect from January 1, 2001, the Company has applied IAS 17 “Leases”, as clarified by IAS 40 “Investment Property”, to the accounting for land use rights. The Company has therefore reclassified land use rights as operating leases and is now reflecting the carrying value of land use rights at historical cost of RMB nil. Consequently, there is no amortisation of land use rights under IFRS commencing 2001.

(vi)	It represents the profit recognised on the land use right disposal in August 2005. Revaluation surplus on this land use right was recognised under PRC GAAP but not under IFRS. Hence, the profit on this disposal recognised under IFRS exceeded the one recognised under PRC accounting standards by Rmb 17,737.

(vii)	Under IFRS, write-off waived payables is recorded as income. Under PRC GAAP, write-off waived payables is directly recorded in reserves, after netting off income tax.

(viii)	Adjustment of deferred tax effect in (i) and (iv) above.

(ix)	In accordance with the revised IAS1 and 27 (both revised in 2003), minority interest becomes part of the (loss)/profit for the period and total equity of the Group, whereas under PRC GAAP, they are respectively excluded from the net (loss)/profit and total shareholders’ equity of the Group.

4

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
Effect of significant differences between IFRS and US GAAP on (loss)/profit and equity is summarised below:

		Year ended December 31,
	Notes	2005	2004	2005
		RMB	RMB	USD
(Loss)/profit under IFRS		(733,581)	2,527,986	(90,900)
US GAAP adjustments:
- Depreciation charge on fixed asset revaluation surplus on Restructuring and at February 28, 1995	(i)	9,082	11,223	1,125
- Depreciation charge on writedown in carrying amount (net of minority interests) of fixed assets, net of impairment	(i)	(25,445)	(25,445)	(3,153)
- Difference in loss on write-off of fixed assets due to writedown in carrying amount of fixed assets	(i)	—	(25,094)	—
- Depreciation charge on foreign currency translation difference on interest components capitalised in fixed assets	(ii)	1,531	1,531	190
- Tax effect	(iv)	4,894	(20,317)	606
- Minority interest	(v)	256	16,524	32

(Loss)/profit under US GAAP		(743,263)	2,486,408	(92,100)

Basic and diluted (loss)/earnings per share		(RMB 0.21)	RMB 0.70	(USD 0.03)

5

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)

		December	December	December
	Notes	31, 2005	31, 2004	31, 2005
		RMB	RMB	USD
Equity as reported under IFRS		4,322,311	5,069,342	535,589
US GAAP adjustments:
- Fixed asset revaluation on Restructuring and at February 28, 1995	(i)	(744,007)	(744,007)	(92,192)
- Depreciation charge on fixed assets due to revaluation on Restructuring and at February 28, 1995	(i)	685,766	676,684	84,975
- Reduction in loss on write-off of fixed assets	(i)	11,532	11,532	1,429
- Reversal of writedown in carrying amount (net of minority interests) of fixed assets, net of impairment of fixed assets	(i)	254,446	254,446	31,529
- Depreciation charge on writedown in carrying amount (net of minority interests) of fixed assets, net of impairment	(i)	(78,844)	(53,399)	(9,770)
- Foreign currency translation difference on interest components capitalised in fixed assets	(ii)	(30,616)	(30,616)	(3,794)
- Depreciation charge on foreign currency translation difference on interest components capitalised in fixed assets	(ii)	13,779	12,248	1,707
- Gain on transfer of fixed assets to Jilian	(iii)	(65,320)	(65,320)	(8,094)
- Tax effect	(iv)	(15,423)	(20,317)	(1,910)
- Minority interest	(v)	(570)	(14,276)	(71)

Equity as reported under US GAAP		4,353,054	5,096,317	539,398

6

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
Changes in equity under US GAAP for the years ended December 31, 2005 and 2004 are as follows:

	Year ended December 31,
	2005	2004	2005
	RMB	RMB	USD
Equity as reported under US GAAP at beginning of the year	5,096,317	2,609,909	631,498
(Loss)/profit for the year	(743,263)	2,486,408	(92,100)

Equity as reported under US GAAP at end of the year	4,353,054	5,096,317	539,398

7

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
(i)	Revaluation of fixed assets

On September 30, 1994, the fixed assets transferred to the Company by Jilin Chemical Industrial Corporation as part of the Restructuring were appraised, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in Rmb 714,974 in excess of the prior carrying value and was recorded in share capital and capital reserve and not as a revaluation reserve. The depreciation charge on the revaluation surplus for the year ended December 31, 2005 was Rmb 7,630 (2004: Rmb 9,771), representing the depreciation charge of Rmb 7,630 on the revaluation surplus of Jilian (previously a jointly controlled entity of the Company) reclassified since 2003 as a result of the Company’s acquisition of the remaining 35% equity interest in Jilian in December 2002. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed.

On February 28, 1995, the Group’s fixed assets were further revalued by a firm of independent valuers registered in Hong Kong to satisfy the Hong Kong Stock Exchange listing requirements. This revaluation, which resulted in an additional revaluation surplus of Rmb 29,033, was not recognised by the PRC authorities and was therefore not recorded in the statutory accounting books. The depreciation charge on the revaluation surplus for the year ended December 31, 2005 was Rmb 1,452 (2004: Rmb 1,452). For purposes of reconciling to the US GAAP financial data, the revaluation surplus, the related depreciation charge are reversed.

In prior years, certain fixed assets with a net book value of Rmb 11,532 related to revaluation surplus recorded in share capital and capital reserve were written off as a charge to the income statement in connection with the shut down of manufacturing assets. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation relating to the write-off of fixed assets is reversed.

8

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
(i)	Revaluation of fixed assets (continued)

As at December 31, 2002, the directors of the Company compared the carrying amount of the Group’s property, plant and equipment to their estimate of its fair value, and on the basis of this review, made an adjustment to reduce the carrying amount by Rmb 323,844. Under IFRS, the adjustment arising from the comparison, net of minority interests of Rmb 1,604, amounting to Rmb 322,240 was charged to the income statement. For purposes of reconciling to the US GAAP financial data, the write-down adjustment is reversed since the related undiscounted cash flows adequately recover the carrying value of these assets despite a decrease in fair value. As at December 31, 2003, the discounted cash flows of certain fixed assets among the above write-down fixed assets were lower than their carrying value by Rmb 42,700 and was charged to the income statement for the reconciliation to US GAAP.

In 2004, certain fixed assets of which the carrying amount under IFRS is lower than that under US GAAP by Rmb 25,094 (2005: nil) due to the above write-down adjustment of Rmb 322,240 at December 31, 2002 were written off. For purposes of reconciling to the US GAAP financial data, the additional loss on fixed assets write-down, amounting to Rmb 25,094 is charged to the income statement.

The net impact of the above write-down adjustment of Rmb 254,446 (2004: Rmb 254,446) is reversed as at December 31, 2005. The related depreciation of above write-down adjustment in 2005 of Rmb 25,445 (2004: Rmb 25,445) is charged to the income statement.

(ii)	Foreign exchange losses

Under US GAAP, foreign exchange losses are expensed in the period in which they occur.

Under IFRS, the Group capitalised foreign currency translation difference relating to borrowings to the extent that these are adjustments to the interest costs of funds used to finance the construction of fixed assets during the period of construction. For purposes of reconciling to the US GAAP financial data, the effect of the capitalised foreign currency translation difference and the related depreciation charge is reversed.

9

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
(iii)	Fixed assets transferred to Jilian

During the period ended December 31, 1994, certain fixed assets of the Company were appraised and transferred to Jilian, which was 65% owned and jointly controlled by the Company prior to December 2002 when the Company acquired the 35% minority interest. At the time of the 1994 transfer, the Company retained 65% of revaluation surplus arising from the appraisal of these assets which amounted to Rmb 121,309 within the revaluation reserve and recognized a gain of Rmb 65,320, representing 35% of revaluation surplus, from the transfer to the other joint venture partner of a 35% interest in the fixed assets. The depreciation charge on the revaluation surplus related to these assets for the year ended December 31, 2005 was Rmb 7,630 (2004: Rmb 7,630). For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charge and the gain on the transfer is reversed. In addition, as the Company acquired the remaining 35% equity interest in Jilian in December 2002, Jilian has become a branch of the Company. Therefore, since 2003, the reversed depreciation charge on the revaluation surplus for Jilian’s fixed assets has been included in the Company’s depreciation charge on fixed assets due to revaluation on Restructuring and at February 28, 1995 for the reconciliation to US GAAP.

(iv)	Income tax effect

Adjustment to reflect deferred tax effect of U.S. GAAP reconciliation items (i) through (iii) above. Prior to year 2004, a full valuation allowance was established under U.S. GAAP to reduce net deferred tax assets to zero. Beginning year 2004, no valuation allowance is needed as it is more likely than not that such deferred tax assets would be realised.

(v)	In accordance with the revised IAS1 and 27 (both revised in 2003), minority interest becomes part of the (loss)/profit for the period and total equity of the Group, whereas under US GAAP, they are respectively excluded from the net (loss)/profit and total shareholders’ equity of the Group.

(vi)	Amounts in Rmb have been converted into United States dollars at the respective rates of USD1.00 : Rmb8.0702 announced by the People’s Bank of China as at December 31, 2005. No representation is made that the Rmb amounts could have been or could be converted into US dollars at that rate.

10

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
Recent US accounting pronouncements
On November 24, 2004, the FASB issued Statement No. 151, “Inventory Costs”, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005. The Group does not expect the adoption of FAS 151 to have a material impact on the Group’s financial position or results of operation.

On December 15, 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of FAS 153 to have a material impact on the Group’s financial position or results of operation.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement” (FIN 47), an Interpretation of FASB Statement No.143. This Interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated when incurred. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimated the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Group’s financial position or operational results.

11

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
UNAUDITED SUPPLEMENTARY INFORMATION
SIGNIFICANT DIFFERENCES BETWEEN IFRS AND ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF
AMERICA (“US GAAP”) (continued)
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in thousands unless otherwise stated)
In May 2005, the FASB issued Statement No.154, “Accounting changes and Error Corrections” (FAS 154), which replaces APB Opinions No. 20 “Accounting Changes”, and FASB Statement No.3, “Reporting Accounting changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. The reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement. FAS154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group does not expect the adoption of FAS 154 to have a material impact on the Group’s financial position or operational results.

12